Exhibit 12

Wyeth Computation of Ratio of Earnings to Fixed Charges (in thousands except ratio amounts)

	Six Months Ended	Year Ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000

Earnings (Loss):
Income (loss) from continuing
operations before income taxes	$ 2,617,509	$(129,847)	$ 2,361,612	$6,097,245	$2,868,747	$(1,101,040)
Add:
Fixed charges	207,686	360,805	346,564	430,449	439,058	324,887
Minority interests	8,806	27,867	32,352	27,993	20,841	26,784
Amortization of capitalized interest	10,703	9,350	8,772	8,866	2,497	1,917
Less:
Equity income (loss)	(16)	(524)	(468)	20,766	70,372	55,991
Capitalized interest	17,500	86,750	115,800	88,008	94,257	43,303

Total earnings (loss) as defined	$ 2,827,220	$ 181,949	$ 2,633,968	$6,455,779	$3,166,514	$ (846,746)

Fixed Charges:
Interest and amortization of debt expense	$ 163,958	$ 221,598	$ 182,503	$ 294,160	$ 301,145	$ 238,840
Capitalized interest	17,500	86,750	115,800	88,008	94,257	43,303
Interest factor of rental expense (1)	26,228	52,457	48,261	48,281	43,656	42,744

Total fixed charges as defined	$ 207,686	$ 360,805	$ 346,564	$ 430,449	$ 439,058	$ 324,887

Ratio of earnings to fixed charges (2)	13.6	0.5	7.6	15.0	7.2	—

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)	The results of operations for the year ended December 31, 2000 was inadequate to cover total fixed charges as defined. The coverage deficiency for the year ended December 31, 2000 was $1,171,633.